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                                                                    Exhibit 21.1



                        SUBSIDIARIES OF THE REGISTRANT


     As of June 30, 1998, FX Chicago, Inc. (formerly Index Futures Group, Inc.), a Delaware Corporation, and IFX/Telcom, Inc., a Delaware Corporation, are wholly-owned subsidiaries of the Registrant. IFX, Limited (formerly Index FX Ltd.), a British Corporation, and Stark Research, Inc., an Illinois corporation, are majority-owned subsidiaries of the Registrant. As of June 30, 1998, IMSI, Inc. (formerly Index Management Services, Inc.), an Illinois corporation, is the only subsidiary of FX Chicago, Inc. and is wholly-owned.